As filed with the Securities and Exchange Commission on August 27, 2012

Securities Act File No. 333-167629

Investment Company Act File No. 811-22430

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the

Securities Exchange Act of 1934)

Man Long Short Fund

(Name of Issuer)

Man Long Short Fund

(Names of Person(s) Filing Statement)

Shares of Beneficial Interest, Par Value $0.01

(Title of Class of Securities)

56164W103 (Class Advisor)

56164W201 (Class Broker)

(CUSIP Number of Class of Securities)

Orly Lax, Esq.

Man Long Short Fund

452 Fifth Avenue, 25th Floor

New York, NY 10018

(212) 649-6600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Michael S. Caccese, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$4,820,467*	$552.43**

*	Calculated at the aggregate maximum purchase price to be paid for Shares in the offer as of the filing date.
**	Calculated at $114.60 per $1,000,000.00 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Man Long Short Fund (the “Fund”), a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund emphasizes efficient allocation of investor capital, selecting pooled investment vehicles managed by independent investment managers. Man Investments (USA) LLC serves as the Fund’s investment adviser (the “Adviser”). The principal executive offices of the Fund are located at 452 Fifth Avenue, 25th Floor, New York, NY 10018, (888) 335-1244.

(b) Reference is hereby made to the Summary Term Sheet of the Offer to Purchase that is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

Item 3.	Identity and Background of Filing Person.

(a) The name of the issuer is Man Long Short Fund. The principal executive offices of the Fund are located at 452 Fifth Avenue, 25th Floor, New York, NY 10018, (888) 335-1244. Man Investments (USA) LLC serves as the Adviser. The principal executive office of the Adviser is located at 452 Fifth Avenue, 25th Floor, New York, NY 10018 and the telephone number is (212) 649-6600. The Fund is controlled by a Board of Trustees.

(b)-(d) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)

(i) ON AUGUST 1, 2012, THE BOARD OF TRUSTEES APPROVED THE LIQUIDATION OF THE FUND AND ADOPTED A PLAN OF LIQUIDATION, DISSOLUTION AND TERMINATION (THE “PLAN”), PURSUANT TO WHICH THE FUND WILL LIQUIDATE AND DISSOLVE IN ACCORDANCE WITH THE TERMS AND CONDITIONS THEREOF. IN THE EVENT THE FUND IS UNABLE TO IMMEDIATELY LIQUIDATE ALL OF ITS ASSETS AND DISTRIBUTE THE PROCEEDS TO SHAREHOLDERS BECAUSE CERTAIN OF THE INVESTMENTS OF THE FUND ARE SUBJECT TO LIQUIDITY RESTRICTIONS; THE FUND MAY BE REQUIRED TO HOLD CERTAIN OF ITS ASSETS FOR AN EXTENDED PERIOD, IN WHICH CASE THE LIQUIDATION OF THE FUND MAY CORRESPONDINGLY BE DELAYED. THE FUND IS MAKING THE OFFER IN ORDER TO PROVIDE SHAREHOLDERS WITH AN OPPORTUNITY TO HAVE THEIR SHARES REPURCHASED AS SOON AS PRACTICABLE WITHOUT HAVING TO WAIT FOR THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND.

On the terms and subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the full net asset value of the Fund as of the Valuation Date that are tendered by Shareholders by 5:00 p.m., Eastern Time, on September 25 (“Notice Due Date”) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on September 30, 2012 or a later date determined by the Board to correspond with any extension of the offer (“Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 2012 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit

(a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

A Shareholder may only tender all of its Shares. Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter notifying Shareholders that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. Shareholders will be paid an amount equal to the net asset value, determined as of the Valuation Date, of the Shares being purchased, as set forth in the Offer to Purchase.

Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Shares repurchased. However, in the sole discretion of the Board of Trustees, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

(iii) The Offer is scheduled to expire on September 25, 2012, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii) Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix) Reference is hereby made to the Cover Page and Section 6 “Repurchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii) Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) The Fund does not expect any managers, officers or affiliates of Man Investments (USA), LLC (the “Adviser”) to tender Shares pursuant to the Offer. The Adviser or an affiliate, as an investor in the Fund, will not participate in the repurchase offer, and is expected to continue to hold an investment in the Fund until final liquidation of the Fund’s assets.

(c)-(f) Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)-(d) Not applicable.

(e) The Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations), with the exception that the Adviser or an affiliate, as an investor in the Fund, will not participate in the repurchase offer.

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a) Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

IT IS EXPECTED THAT THE FUND WILL LIQUIDATE, DISSOLVE AND TERMINATE AS PROMPTLY AS PRACTICABLE FOLLOWING THE COMPLETION OF THE OFFER PURSUANT TO THE TERMS AND CONDITIONS OF THE PLAN. SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER WILL HAVE NO LIQUIDITY UNTIL THE FINAL LIQUIDATION AND DISSOLUTION OF THE FUND. ALTHOUGH THE ADVISER INTENDS TO LIQUIDATE THE UNDERLYING INVESTMENTS OF THE FUND AS PROMPTLY AS PRACTICABLE, CERTAIN INVESTMENTS MAY NOT BE LIQUIDATED FOR AN EXTENDED PERIOD OF TIME. AS A RESULT, SHAREHOLDERS WHO DO NOT PARTICIPATE IN THE OFFER WILL BE EXPOSED TO THE INVESTMENT RETURN (WHETHER POSITIVE OR NEGATIVE) OF A POSSIBLY LIMITED PORTFOLIO AND THE PERFORMANCE OF THE FUND MAY BE INCREASINGLY VOLATILE. IN ADDITION, SUCH A LIMITED PORTFOLIO MAY BE MORE DIFFICULT TO ACCURATELY VALUE DUE TO THE ILLIQUIDITY OF UNDERLYING INVESTMENTS.

FOLLOWING THE EXPIRATION OF THE OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT, AND TO OPERATE AS A PRIVATE INVESTMENT FUND DURING THE REMAINDER OF THE LIQUIDATION AND DISSOLUTION PROCESS. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. ALTHOUGH THE FUND IS OFFERING TO PURCHASE SHARES IN AN AMOUNT UP TO THE FULL NET ASSET VALUE OF THE FUND, AS SET OUT IN THE OFFER TO PURCHASE, THE ADVISER OR AN AFFILIATE DOES NOT INTEND TO TENDER ANY OF ITS SHARES, AND THE ADVISER OR ONE OR MORE OF ITS AFFILIATES ARE EXPECTED TO REMAIN SHAREHOLDERS OF THE FUND UNTIL THE CONCLUSION OF THE LIQUIDATION PROCESS. AS A RESULT, THE REMAINING SHAREHOLDER(S) WILL BE SUBJECT TO ANY GAINS OR ANY LOSSES IN THE FUND’S PORTFOLIO DURING LIQUIDATION.

Item 7.	Source and Amount of Funds or Other Considerations.

(a)-(d) Reference is hereby made to Section 6 “Repurchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The Fund does not hold any Shares in treasury.

(b) Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. On August 1, 2012 the Fund ceased offering its Shares.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

(b) Not applicable.

Item 10.	Financial Statements.

(a) The Fund commenced operations on September 1, 2010. The Fund’s audited financial information for the period ended March 31, 2012 is incorporated herein by reference to the report filed with the SEC on Form N-CSR on June 8, 2012 (File number 811-22430). The Fund will prepare and transmit to Shareholders unaudited semi-annual and audited annual reports with financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b) Not applicable.

Item 11.	Additional Information.

(a) (1) None

(2) None

(3) Not Applicable.

(4) Not Applicable.

(5) None

(b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a) (1) (i) Offer to Purchase.

(ii) Form of Letter of Transmittal.

(iii) Letter to Shareholders.

(2)-(4) Not applicable.

(b) Not applicable.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man Long Short Fund

By:	/s/Jordan Allen
Jordan Allen
President

August 27, 2012

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Letter to Shareholders